Term sheet
To prospectus dated December 1, 2005,
prospectus supplement dated December 1, 2005 and
product supplement no. 38-I dated August 16, 2006

Term Sheet No. 1 to
Product Supplement 38-I
Registration Statement No. 333-130051
Dated August 16, 2006; Rule 433



Structured Investments	JPMorgan Chase & Co. $ Principal Protected Notes Linked to a Basket Consisting of the S&P 500® Index and the MSCI EAFE® Index due August 26, 2009

General

- The notes are designed for investors who seek exposure to any appreciation of a diversified basket of domestic and international indices composed of the S&P 500® Index and the MSCI EAFE® Index and the currencies in which the stocks that compose the MSCI EAFE® Index are denominated over the next three years. Investors should be willing to forgo interest and dividend payments as well as any appreciation in the Basket that would produce a return in excess of the Maximum Return of 30.30% while seeking full principal protection at maturity.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing August 26, 2009[†].
- Cash payment at maturity of principal plus the Additional Amount, as described below.
- Minimum denominations of $50,000 and integral multiples $1,000 in excess thereof.
- The notes are expected to price on or about August 17, 2006 and are expected to settle on or about August 22, 2006.

Key Terms

Basket:	The notes are linked to an equally weighted basket consisting of the S&P 500® Index ("SPX") and the MSCI EAFE® Index ("MXEA") (each a "Basket Index" and together the "Basket Indices").
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero and will not be greater than the Maximum Return.
Additional Amount:	The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Basket Return x the Participation Rate; *provided* that the Additional Amount will not be less than zero or greater than the Maximum Return. For example, if the Basket Return is greater than 24% and the Participation Rate is 126.25%, you will receive the Maximum Return on the notes of 30.30%, which entitles you to a payment at maturity of $1,303 for each $1,000 principal amount note.
Maximum Return:	The Maximum Return will be determined on the pricing date and will not be less than $303 (or 30.30% x $1,000)
Participation Rate:	At least 126.25%. The actual Participation Rate will be determined on the pricing date and will not be less than 126.25%.
Basket Return:	$$\frac{\text{Ending Basket Level} - \text{Starting Basket Level}}{\text{Starting Basket Level}}$$
Starting Basket Level:	Set equal to 100 on the pricing date.
Ending Basket Level:	The arithmetic average of the Basket Closing Levels on each of the Averaging Dates.
Basket Closing Level:	The Basket Closing Level for each Averaging Date will be calculated as follows: $$100 \times [1 + (\text{S\&P Return} + \text{EAFE Return})/2]$$ The S&P Return and EAFE Return are the performance of the respective Basket Indices, expressed as a percentage, from the closing level on the pricing date to the closing level on each relevant Averaging Date. For additional information, see "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 38-I.
Averaging Dates[†]:	June 22, 2009, July 21, 2009 and August 21, 2009 (the "Final Averaging Date")
Maturity Date[†]:	August 26, 2009

[†] Subject to postponement in the event of a market disruption event and as described under "Description of Notes – Payment at Maturity" in the accompanying product supplement no. 38-I.

Investing in the Principal Protected Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 38-I and "Selected Risk Considerations" beginning on page TS-3 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 38-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) Please see "Supplemental Underwriting Information" in this term sheet for information about commissions.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

August 16, 2006

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 38-I dated August 16, 2006. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 38-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

- Product supplement no. 38-I dated August 16, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206002299/e24776_424b2.pdf

- Prospectus supplement dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/e22885_424b2.txt

- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this term sheet, the "Company," "we," "us," or "our" refers to JPMorgan Chase & Co.

What is the Payment at Maturity on the Notes Assuming a Range of Performance for the Basket?

The table and graph below illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Basket Return from -100% to +80% and assumes a Participation Rate of 126.25% and a Maximum Return of 30.30%. The hypothetical payments at maturity (including, where relevant, the Additional Amount) set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table, graph and examples below have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Basket Return x Participation Rate (126.25%)	Additional Amount		Principal		Payment at Maturity
180.00	80.00%	30.30%	$303.00	+	$1,000	=	$1,303.00
170.00	70.00%	30.30%	$303.00	+	$1,000	=	$1,303.00
160.00	60.00%	30.30%	$303.00	+	$1,000	=	$1,303.00
130.00	30.00%	30.30%	$303.00	+	$1,000	=	$1,303.00
124.00	24.00%	30.30%	$303.00	+	$1,000	=	$1,303.00
120.00	20.00%	25.25%	$252.50	+	$1,000	=	$1,252.50
110.00	10.00%	12.63%	$126.25	+	$1,000	=	$1,126.25
105.00	5.00%	6.31%	$63.13	+	$1,000	=	$1,063.13
102.50	2.50%	3.16%	$31.56	+	$1,000	=	$1,031.56
101.00	1.00%	1.26%	$12.63	+	$1,000	=	$1,012.63
100.00	**0.00%**	**0.00%**	**$0.00**	**+**	**$1,000**	**=**	**$1,000.00**
90.00	-10.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
80.00	-20.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
70.00	-30.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
60.00	-40.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
50.00	-50.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
40.00	-60.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
30.00	-70.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
20.00	-80.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
10.00	-90.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
0.00	-100.00%	0.00%	$0.00	+	$1,000	=	$1,000.00

Principal Protected Note Payment at Maturity



Hypothetical Examples of Amounts Payable At Maturity

The following examples illustrate how the total returns set forth in the table and graph above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level to an Ending Basket Level of 120.
Because the Ending Basket Level of 120 is greater than the Starting Basket Level and the Basket Return of 20% multiplied by the hypothetical Participation Rate of 126.25% does not exceed the hypothetical Maximum Return of 30.30%, the Additional Amount is equal to $252.50 and the final payment at maturity is equal to $1,252.50 per $1,000 principal amount note calculated as follows:

$$\$1{,}000 + (\$1{,}000 \times [(120\text{-}100)/100] \times 126.25\%) = \$1{,}252.50$$

Example 2: The level of the Basket decreases from the Starting Basket Level to an Ending Basket Level of 60.
Because the Ending Basket Level of 60 is lower than the Starting Basket Level, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The level of the Basket increases from the Starting Basket Level to an Ending Basket Level of 130.
Because the Basket Return of 30% multiplied by the hypothetical Participation Rate of 126.25% is greater than the hypothetical Maximum Return of 30.30%, the Additional Amount is equal to the hypothetical Maximum Return of $303 and the final payment at maturity is equal to $1,303 per $1,000 principal amount note.

Selected Purchase Considerations

- **PRESERVATION OF CAPITAL AT MATURITY** — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **APPRECIATION POTENTIAL** — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Basket Return x the Participation Rate, but this additional payment will not be less than zero or greater than the Maximum Return of $303. The Participation Rate will be determined on the pricing date and will not be less than 126.25%. The Maximum Return will be determined on the pricing date and will not be less than $303.

- **DIVERSIFICATION AMONG THE BASKET INDICES** — The return on the notes is linked to a basket consisting of the S&P 500® Index and the MSCI EAFE® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The MSCI EAFE® Index is designed to measure developed market equity performance in Europe, Asia, Australia and the Far East, but excluding the United States and Canada. For additional information on each Index, see "The S&P 500® Index" and "The MSCI EAFE® Index" in the accompanying product supplement no. 38-I.

- **TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 38-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated for U.S. federal income tax

JPMorgan Structured Investments —
Principal Protected Notes Linked to a Basket Consisting of the S&P 500® Index and the MSCI EAFE® Index

TS- 2

purposes as "contingent payment debt instruments." You will generally be required to recognize interest income in each year at the "comparable yield," as determined by us, although we may not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (*e.g.*, employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between such purchasers' basis in the notes and the notes' adjusted issue price.

- **COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE** — We will determine the comparable yield for the notes and will provide such comparable yield, and the related projected payment schedule, in the final term sheet or pricing supplement for the notes, which we will file with the SEC. If the notes had priced August 15, 2006 and we had determined the comparable yield on that date, it would have been an annual rate of 5.34%, compounded semi-annually. The actual comparable yield that we will determine for the notes may be more or less than 5.34%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. **Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.**

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket Indices or any of the component stocks of the Basket Indices. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 38-I dated August 16, 2006.

- **MARKET RISK** — The return on the notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE BASKET RETURN IS ZERO OR NEGATIVE.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN** — If the Basket Return is positive, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation of the Basket, which may be significant. We refer to this percentage as the Maximum Return, which will be set on the pricing date and will not be less than 30.30%.

- **THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT** — You may receive a lower payment at maturity than you would have received if you had invested in the Basket Indices individually, the stocks composing the Basket Indices or contracts related to the Basket Indices. If the Ending Basket Level does not exceed the Starting Basket Level, the Additional Amount will be zero. This will be true even if the value of the Basket was higher than the Starting Basket Level at some time during the life of the notes but falls below the Starting Basket Level on the Observation Date.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing either of the Basket Indices would have.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** – While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES** — Because the prices of the component stocks of the country indices that compose the MSCI EAFE® Index are converted into U.S. dollars for purposes of calculating the value of the component country indices and the MSCI EAFE® Index, your notes will be exposed to currency exchange rate risk with respect to each of the countries represented in the MSCI EAFE® Index. Your net exposure will depend on the extent to which the currencies of the component country indices strengthen or weaken against the U.S. dollar and the relative weight of each component country index in the MSCI EAFE® Index. If, taking into account such weighting, the U.S. dollar strengthens against the currencies in which the stocks composing the MSCI EAFE® Index are denominated, the value of the MSCI EAFE® Index will be adversely affected and the payment at maturity of the notes may be reduced.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are one of the companies that make up the S&P 500® Index. We will not

JPMorgan Structured Investments —
Principal Protected Notes Linked to a Basket Consisting of the S&P 500® Index and the MSCI EAFE® Index

TS- 3

have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the S&P 500® Index or the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES –** In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

  - the expected volatility of the Basket Indices;
  - the time to maturity of the notes;
  - the dividend rate on the common stocks underlying the Basket Indices;
  - interest and yield rates in the market generally as well as in each of the markets of the securities composing the S&P 500® Index and the MSCI EAFE® Index;
  - a variety of economic, financial, political, regulatory or judicial events;
  - the exchange rate and the volatility of the exchange rate between the dollar and each of the currencies in which the stocks composing the MSCI EAFE® Index are denominated; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graphs show the weekly performance of each Basket Index as well as the Basket as a whole from January 1, 2001 through August 11, 2006. The graph of the historical Basket performance assumes the Basket level on January 1, 2001 was 100 and that each Basket Index had a 1/2 weight in the Basket on that date. The Index closing level of the S&P 500® Index on August 15, 2006 was 1285.58. The Index closing level of the MSCI EAFE® Index on August 15, 2006 was 1859.26.

We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical levels of each Basket Index and the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing level of either Basket Index on any of the Averaging Dates. We cannot give you assurance that the performance of the Basket Indices will result in the return of more than the principal amount of your initial investment.



Supplemental Underwriting Information

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission, which includes structuring and development fees, exceed $20.00 per $1,000 principal amount note. See "Underwriting" beginning on page PS-35 of the accompanying product supplement no. 38-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate will receive a structuring and development fee. In no event will the total amount of these fees exceed $20.00 per $1,000 principal amount note.

JPMorgan Structured Investments —
Principal Protected Notes Linked to a Basket Consisting of the S&P 500® Index and the MSCI EAFE® Index

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